August 20, 2015

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, NE

Washington D.C. 20549

Attention:  Lyn Shenk

Re:	Your Comment Letter dated August 7, 2015 regarding Eros International Plc’s Form 20-F For Fiscal Year Ended March 31, 2015 Filed on July 8, 2015 (File No. 001-36176)

Dear Ms. Shenk:

Eros International Plc (the “Company,” “we” or “our”) has received the above-captioned comment letter (the “Comment Letter”) regarding the Company’s Form 20-F for the fiscal year ended March 31, 2015 (File No. 001-36176), filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2015 (the “2015 Form 20-F”). We have endeavored to respond fully to each of the comments and questions of the staff of the Commission (the “Staff”). For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed today with the Commission amendments to the 2015 Form 20-F and the Company’s Form 20-F for the fiscal year ended March 31, 2014 (File No. 001-36176) , filed with the Commission on June 17, 2014 (collectively, the “Amendments”).

Form 20-F for the Annual Periods Ended March 31, 2015 and 2014

1.	Please amend these filings to include the certifications specified within instruction B(e) under “General Rules and Regulations That Apply to this Form” and instructions 12 and 13 under “Instructions as to Exhibits” to Form 20-F.

In response to the Staff’s comment, we have filed the Amendments with the Commission today as requested to include the required certifications.

Form 20-F for the Annual Period Ended March 31, 2015

General

2.	You state on page 25 that you distribute Indian films throughout the Middle East, a region that includes Syria. You also state on page 37 that you intend to acquire Techzone. According to a June 2014 news report, Techzone intends to operate in Sudan. Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 20-F does not include disclosure about contacts with those countries. Please describe to us the nature and extent of your past, current or anticipated contacts with Sudan and Syria, if any, whether through distribution channels or other direct or indirect arrangements. You should describe any products or fees you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

In response to the Staff’s comment, we confirm to the Commission that we do not distribute Indian films in Sudan or Syria, and do not have, and have not in the past otherwise had, business or contacts in those countries. We do not anticipate having any business or contacts in those countries in the future. We also have not provided any products or fees into Sudan or Syria, directly or indirectly, and have not had any agreements, arrangements or other contacts with the governments of Sudan or Syria or entities they control. We closed our acquisition of Techzone on August 1, 2015. We have confirmed with the management of Techzone that it does not have, and has not in the past had, business or contacts in Syria and Sudan, it has not provided any products or fees into Sudan or Syria, directly or indirectly, and it has not had any agreements, arrangements or other contacts with the governments of Sudan or Syria or entities they control. We do not have any intention to do any of the foregoing in the future through Techzone or otherwise.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact the Company, feel free to call me at (201) 809-2700.

Sincerely,

/s/ Prem Parameswaran

Prem Parameswaran

Group Chief Financial Officer